Exhibit 99.1

News Release

BROOKFIELD RESIDENTIAL UPSIZES AND PRICES PREVIOUSLY ANNOUNCED OFFERING OF SENIOR UNSECURED NOTES

All dollar references are in U.S. dollars unless noted otherwise.

Calgary, Alberta, December 11, 2012 – (BRP: NYSE/TSX) Brookfield Residential Properties Inc. (“Brookfield Residential”, “we” or the “Company”) today announced that it has upsized and priced a  private placement offering of $600 million aggregate principal amount of senior unsecured notes due 2020.  The size of the offering was increased to $600 million from the previously announced $400 million.

The notes will bear an interest rate of 6.500% per annum and will be issued at a price of 100% of the aggregate principal amount.  We intend to use the net proceeds from the offering to repay in full notes payable and debt due to affiliates, to repay $28 million of our project specific financings and $9 million of bank indebtedness, and the remainder for general corporate purposes.  We expect to close the offering of the notes on December 14, 2012, subject to customary closing conditions.

The notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and may not be offered or sold in the United States or to, or for the benefit of, U.S. persons absent registration under, or an applicable exemption from, the registration requirements of the Securities Act and applicable state securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the notes or any other security and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful.  Any offers of the notes will be made only by means of a private offering circular.

Brookfield Residential Properties Inc. is a North American land developer and homebuilder, active in ten principal markets with over 100,000 lots controlled. We entitle and develop land and build homes for our own communities, as well as sell lots to third-party builders.  The Company is listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol BRP.

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Please note that Brookfield Residential’s unaudited quarterly reports and audited annual report are filed on EDGAR and SEDAR and can also be found in the investor section of our website (the contents of which are not incorporated in this press release). Hard copies of the quarterly and annual reports can be obtained free of charge upon request.

For more information, please visit our website (the contents of which are not incorporated in this press release) or contact:

Investors:	Media:
Nicole French Manager, Investor Relations & Communications Tel: (403) 231-8952 Email: nicole.french@brookfieldrp.com	Andrew Willis SVP, Communications & Media Tel: (416) 369-8236 Email: andrew.willis@brookfield.com

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Forward-Looking Statements

This news release includes statements that express the Company’s opinions, expectations, beliefs, plans or objectives regarding future events or future results, and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements include all matters that are not historical facts. Although forward-looking statements are based on information and assumptions that the Company believes are current, reasonable and complete, they are subject to a number of factors that could cause actual results to vary materially from those expressed or implied by such forward-looking information. Such factors may include the failure to satisfy certain conditions in connection with the issuance of the notes. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Although we base our forward-looking statements on assumptions that we believe were reasonable when made, we caution you that forward-looking statements are not guarantees.

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